Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of December 2004

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:

                TELUS News Release

December 17, 2004

TELUS sets 2005 financial and operating targets
2004 guidance increased

TELUS Corporation (TSX: T and T.NV / NYSE: TU) announced 2005 financial and operating targets that reflect continued successful execution of the Company's strategy focusing on growth in wireless, data and Internet. In addition, TELUS revised upwards its 2004 operating earnings and earnings per share guidance.

"We are clearly finishing 2004 in strong fashion as reflected by today's announcement that we are making favourable guidance changes to five different annual measures," said Robert McFarlane, executive vice president and CFO. "Improved trends experienced in our Mobility wireless segment and in our central Canadian Non-ILEC wireline operations are contributing to improved EBITDA and to a five cent upward revision in our consolidated EPS guidance range to $1.50 to $1.55 per share for 2004. Achievement of this updated 2004 guidance means that we will have met or exceeded our consolidated original targets set a year ago for revenue, EBITDA, EPS, free cash flow and net debt to EBITDA."

"The positive trend is expected to continue as reflected by the 2005 targets announced today. The 2005 targets reflect strong growth in both revenue and profitability with the target range for consolidated EPS representing an 8 to 21 per cent increase over that expected for 2004. With capital expenditures remaining near 2004 levels, we expect another strong year of free cash flow of over $1.2 billion in 2005. This bodes well for our ability to successfully overcome competitive pressures and continue to drive shareholder value."

The 2005 financial targets and updated 2004 guidance are as follows:

---------------------------------------------------------------------------------------------------------------------------------
							    2005 Targets         Latest 2004 Guidance        Change(1)
S>
---------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues            					$7.9 to $8.0 billion     $7.5 to $7.575 billion        5 to 6%
  EBITDA (2)            				$3.2 to $3.3 billion     $3.05 to $3.1 billion(4)      4 to 7%
  Earnings per share    				$1.65 to $1.85  	 $1.50 to $1.55(4) 	      8 to 21%
  Capital expenditures  				$1.3 to $1.4 billion     approx. $1.3 billion         0 to  8%
  Free cash flow (3)    				$1.2 to $1.3 billion     $1.25 to $1.3 billion       (6) to 2%

Communications segment
  Revenue (external)   			 		$4.70 to $4.75 billion	 $4.725 to $4.775 billion    (1) to 0%
    Non-ILEC revenue    				$600 to $650 million     $545 to 555 million(4)       9 to 18%
  EBITDA (2)            				$1.85 to $1.90 billion   $1.925 to $1.95 billion   (5) to (2)%
    Non-ILEC EBITDA     				$0 to $10 million        $(20) to (25) million(4)        -
  Capital expenditures  				$950 to 1,000 million    approx. $950 million          0 to 5%
  High-speed Internet subscriber net adds  		approx. 100,000 	 approx. 125,000                 (20)%

Mobility segment
  Revenue (external) 					$3.2 to $3.25 billion    $2.775 to $2.8 billion      15 to 17%
  EBITDA (2)       					$1.35 to $1.40 billion   $1.125 to $1.15 billion(4)  19 to 23%
  Capital expenditures 					$350 to $400 million     approx. $350 million         0 to 14%
  Wireless subscriber net additions      		425,000 to 475,000       425,000 to 475,000          no change
---------------------------------------------------------------------------------------------------------------------------------

(1) Annual change based on low and high-end 2005 targets compared to midpoint of latest 2004 guidance.

(2) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. Restructuring and workforce reduction costs are estimated to be approximately $50 million in 2004 and $100 million in 2005.

(3) Defined as EBITDA, adding (deducting) net non-cash share-based compensation expense (payments), adding restructuring costs net of cash payments, and deducting capital expenditures, net cash interest paid, and net cash taxes.

(4) Items that have been updated since last guidance provided on October
29, 2004.


For TELUS Communications, the wireline reporting segment, EBITDA is expected to decline 2 to 5% in 2005 resulting from slightly lower wireline revenue and increased restructuring costs partially offset by continued operating efficiencies. Excluding restructuring and workforce reduction costs, Communications EBITDA is expected to be between $1.95 to $2.0 billion, which is approximately flat with that for 2004. Communications revenue growth in the non-incumbent territory in Central Canada is expected to increase 9 to 18% while targeting positive EBITDA in 2005.

For TELUS Mobility, the wireless reporting segment, EBITDA growth is expected to increase 19 to 23% driven by a 15 to 17% increase in revenues, continued economies of scale, cost containment and expansion in wireless subscribers.

The double-digit earnings per share increase is not only being driven by higher operating profitability but also by reduced depreciation due to improved capital efficiency in recent years and by lower financing costs as a consequence of lower debt levels. This significant growth in EPS is despite the 2004 estimate including 17 cents of positive impacts from the settlement of tax matters in the first nine months, which are not projected to reoccur in 2005.

As previously announced, TELUS continues to have certain long-term policy guidelines such as net debt to EBITDA of 2.2 times or less, net debt to total capital of 45 to 50%, and a dividend payout ratio guideline of 45 to 55% of net earnings. The latest 2004 guidance and 2005 targets announced today are in compliance with these policy guidelines.

Key Assumptions & Sensitivities

For 2005 projection purposes, a number of assumptions were made including: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada; continued softness in wireline demand; an approximate four point wireless market penetration gain; $100 million restructuring and workforce reduction expenses ($50 million in 2004); effective tax rate of approximately 36% plus Large Corporations Tax. EPS, cash balances, net debt and common equity may be affected by the potential purchases of up to 25.5 million TELUS shares under the normal course issuer bid accepted by the Toronto Stock Exchange that can commence on December 20, 2004. No impact has been assumed for the possibility of a work stoppage resulting from collective bargaining with unionized employees, if arbitration is not required.

We also encourage investors to read the forward looking statements below, and in related disclosure, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

About TELUS

TELUS (TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with $7.5 billion of annual revenue, 4.8 million network access lines and 3.75 million wireless customers. The company provides customers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. TELUS was a premier founding supporter of the successful bid to bring the 2010 Olympic and Paralympic Winter Games to Canada. For more information about TELUS, please visit www.telus.com.

For more information, please contact:
Media Relations:
Nick Culo, (780) 493-7236, nick.culo(at)telus.com
Investor Relations:
John Wheeler, (780) 493-7310, ir(at)telus.com

Forward-looking statements
==============================================================================
This document contains statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; share repurchase implementation; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

For further information, see the Risks and uncertainties section in TELUS' 2003 annual Management's discussion and analysis, and significant updates in interim reports for the first, second and third quarters of 2004.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
==============================================================================


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2004
						TELUS Corporation


						"James W. Peters"
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary